SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 4, 2006

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on December 4, 2006.

Amsterdam • 4 December 2006

ING to sell Regio Bank to SNA Reaal

ING announced today that it has signed a Memorandum of Understanding with SNS Reaal to sell Regio Bank for EUR 50.5 million.

Regio Bank services its clients through 380 franchises in the Netherlands and currently has 110 employees. ING will focus on its Dutch insurance and retail banking business through its primary sales channels of Nationale-Nederlanden, Postbank, ING Bank, Westland Utrecht and RVS.

For ING Group, the intended transaction is expected to result in a net profit of about EUR 25 million and an increase of 3 basis points on the Tier-1 ratio of ING Bank NV. Regio Bank posted EUR 5.1 million profit before tax and had total assets of EUR 3 billion as of year-end 2005. The transaction is subject to regulatory review and advice of the works council and is expected to close in the first quarter of 2007.

Regio Bank was established in 1927 when it was founded as the Nederlandse Middenstands Spaarbank (NMS). NMS became part of ING through the merger between NMB-Postbank and Nationale-Nederlanden in 1991 and was rebranded to Regio Bank in 1996.

Press enquiries: ING Group Nanne Bos, +31 (0) 20 541 6516, nanne.bos@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 114.000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:/s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:/s/C. Blokbergen

C. Blokbergen Corporate Legal Department Head Legal Department

Dated: December 4, 2006